FUNDING AND PRODUCTION AGREEMENT
FOR THE 3-D ANIMATED MOTION PICTURE
"BUNNY TALES"

This FUNDING AND PRODUCTION AGREEMENT is made and entered into as of January 26, 2008 (the "Effective Date"),

AMONG:

SKYWORK STUDIOS INC, a company registered in Canada having office at Unit #11 – 534 Cambie Street, Vancouver, BC V6B 2N7 and having its production studio at : 293/1 Madhuvan Society, Near Lakhubhai Estate, Vallabh Vidyanagar, Gujarat (hereinafter referred to as “Skywork”) being represented by Mr. Ashish Mittal as President;

AND:

PACIFIC GOLD ENTERTAINMENT INC, a company registered in Canada having office at #6 – 534 Cambie Street, Vancouver, BC V6B 2N7, (hereinafter referred as “PGE Inc.”) being represented by Mr. Mark Tuit as CEO (Chief Executive Officer);

AND:

MARIGOLD PAINTS PVT. LTD., a private limited company incorporated in Gujarat, India having registered office at C-1/10, GIDC Estate, Vallabh Vidyanagar – 388 120, Gujarat State, India (hereinafter referred to as “MPPL”) being represented by Managing Director of the company Mr. Davinder Kumar Mittal.

(Skywork, PGE Inc. and MPPL will individually be referred to as the “Party” and collectively as the “Parties”.)

WHEREAS:

A.
On July 17, 2006, Skywork, Pathway Films Inc. and Red Blossom Entertainment Inc. entered into the initial funding and production agreement for the animated motion picture named “Bunny Tales” setting out the parties’ film equity in “Bunny Tales”.

B.	On June 21, 2007, Pathway Films Inc. and Red Blossom Entertainment Inc. transferred each of their interest in “Bunny Tales” to PGE Inc. pursuant to the terms and conditions of a transfer agreement;

C.
On November 12, 2007, Skywork, PGE Inc. and Daval Releasing Inc. entered into a second funding and production agreement for the animated motion picture named “Bunny Tales” setting out the parties’ adjusted film equity in “Bunny Tales”.

D.           The production of “Bunny Tales” is in an advanced stage of completion.

E.           Skywork or PGE Inc. seeks to arrange funding contribution for the production of the movie.

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F.	Skywork, with the consent of PGE Inc., had to arrange for venture capital loan of CDN$75,000 from MPPL.

G.           MPPL has agreed to give the loan on conditions stipulated in this agreement.

NOW THEREFORE, this agreement witnesses that:

Terms of Loan

1.   MPPL agrees to advance the venture capital loan of CDN$75,000 at 20% annual interest and 5% share in the equity of the project “Bunny Tales”.

2.   Each of Skywork and PGE Inc. agree to transfer 2.5% of its interest in “Bunny Tales” to MPPL as additional consideration for the advance of the venture capital loan.

3.   MPPL will be first tier recoupment in the funding arrangement outlined above; the equity shares will therefore be deemed as under:

Skywork                      48.5%
PGE Inc.                      46.5%
MPPL                                5.0%

4.           MPPL will have no responsibility for losses, if any suffered, in production and distribution of “Bunny Tales”, but will be eligible to dividends declared as per its share in the equity.

Repayment of Loan Proceeds

5.           Repayment of loan proceeds will be paid out in a pari-passu pro-rata sequence as set out in Exhibit “A” attached hereto and forming part of this agreement.

6.           All Parties agree to assign the repayment of loan proceeds and future recoupment of proceeds to a third party company, which will represent all of the contracts signed between the Parties and will disperse all monies contractually owed to the Parties.  The third party company will charge a fee equal to 5% of all proceeds for the purpose of its administration fees, not to exceed CDN$25,000 annually.

Governing Law / Arbitration / Remedies

7.           This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

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Assignment

8.           This agreement may be assigned or delegated by the Parties to any third parties. This agreement will be binding on, and will incur to the benefit of, the Parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties have executed this agreement as of the Effective Date.

Skywork Studios Inc.

Per:           /s/ Ashish Mittal

  Ashish Mittal - President

Pacific Gold Entertainment Inc.

Per:           /s/ Mark Tuit

  Mark Tuit - President

Marigold Paints Pvt. Ltd.

Per:           /s/ Davinder Kumar Mittal

  Davinder Kumar Mittal - President

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EXHIBIT “A”

Exhibit “A” to that certain Funding and Production Agreement among Skywork Studios Inc., Pacific Gold Entertainment Inc., and Marigold Paints Pvt. Ltd.
made as of the 26th day of January, 2008.

(number of pages including this one:  1)

Recoupment and Payment Tiers

All proceeds from the sale and distribution of “Bunny Tales” will be deposited with a third party company to be named “Bunny Tales LLC”, or a similar name to be agreed upon by the Parties.  Bunny Tales LLC will disperse all monies owed to the parties directly to the Parties pursuant to the terms and agreements of this agreement and as per the tier structure for recoupment and payments as set out below.  All payments will be made on a pari-passu pro-rata basis among the Parties and their interest or payment amount within each tier.

Tier 1 – Initial Payment Tier

Parties	Marigold Paints Pvt. Ltd.
Total payment amount	CDN$75,000 plus 20% for simple interest on venture capital loan

Tier 2 – Second Payment Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.
Total payment amount	CDN$350,000	CDN$100,000

Tier 3 – Third Payment Tier

Parties	Daval Releasing Inc.
Total payment amount	CDN$50,000

Tier 4 – Final Payment and Ownership Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.	Marigold Paints Pvt. Ltd.
Total payment interest	47.5%	46.5%	5.0%

No payments in Tier 4 will be made until the full amount of each payment has been made to each Party in Tier 1, Tier 2, and Tier 3.

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